Kenmar Global Trust - September 2004

Kenmar Global Trust (KGT) ended the month of September down -0.39% with losses in stock indices and currencies. Profitable sectors included global interest rates, metals and grains. The Net Asset Value per unit of KGT was $97.47 as of September 30, 2004.

Allocation of Assets to Advisors

                  September 1 2004     October 1 2004
                  ----------------     --------------
Graham                   31%                32%
Grinham                  35%                33%
Transtrend               34%                35%

Alan Greenspan and the Federal Reserve Board voted to increase rates 25 basis points in September, bringing the federal funds rate to 1.75%. The decision was based on robust underlying growth in productivity and, despite the rise in energy prices, controlled inflation. Additionally, economic data released during the quarter were generally positive; which saw unemployment drop slightly to 5.4% and small increases in consumer spending and consumer confidence data.

The US dollar traded in a range against most major currencies in response to concerns over the US economy, the price of crude (which hit all time highs towards quarter-end), and the threat of pre-election violence.

In other financial markets, bonds were strong with the yield on the benchmark 10-year US Treasury falling from 4.58% to 4.12% (a decrease of -10.0%). Global equity markets tracked the US markets and most ended up for the month.

PLEASE NOTE THAT KENMAR HAS MOVED OFFICES. THE NEW ADDRESS IS:

         51 WEAVER STREET
         BUILDING ONE SOUTH, 2ND FLOOR
         GREENWICH, CT 06831

PHONE NUMBERS HAVE NOT CHANGED.

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                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING SEPTEMBER 30, 2004




                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      ($415,103.03)
Change in Unrealized Gain/(Loss)                                   $504,890.79
Gain/(Loss) on Other Investments                                    ($8,303.84)
Brokerage Commission                                               ($87,669.25)
                                                                --------------
Total Trading Income                                                ($6,185.33)

EXPENSES
Audit Fees                                                           $3,333.33
Administrative and Legal Fees                                      ($17,985.74)
Management Fees                                                     $89,640.01
Offering Fees                                                       $31,000.00
Incentive Fees                                                           $0.00
Other Expenses                                                           $0.00
                                                                --------------
Total Expenses                                                     $105,987.60

INTEREST INCOME                                                     $28,923.05

NET INCOME(LOSS) FROM THE PERIOD                                   ($83,249.88)
                                                                ==============


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                         $21,277,111.53
Addition                                        $7,430.00
Withdrawal                                   ($392,190.53)
Net Income/(Loss)                             ($83,249.88)
                                         ----------------
Month End                                  $20,809,101.11

Month End NAV Per Unit                             $97.47

Monthly Rate of Return                             -0.39%
Year to Date Rate of Return                       -12.21%



        To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
---------------------------                           --------------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust